SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
CYTOKINETICS, INCORPORATED
(Name of Issuer)
Common Stock

(Title of Class of Securities)
23282W100

(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the following box to designate the rule pursuant to which this Schedule is filed:
           ☐   Rule 13d-1(b)
           ☐   Rule 13d-1(c)
           ☑   Rule 13d-1(d)
*The remainder of this cover page shall be filled our for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
This Amendment No. 1 amends and supplements the Statement on Schedule 13G electronically filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2004 with respect of the ownership of securities of Cytokinetics, Incorporated (the “Initial Statement”). Since reporting person now holds less than 5% with this filing, further reporting under Schedule 13G is no longer required.
The undersigned hereby amends and supplements Item 5 of the Initial Statement with the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement).
(Continued on following page(s))

CUSIP No.	23282W100	13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GlaxoSmithKline plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	England and Wales

	5	SOLE VOTING POWER

NUMBER OF		2,042,610

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,042,610

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,042,610

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	4.2%

12	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 23282W100

Item 1.	(a).	Name of Issuer:

	(b).	Address of Issuer’s Principal Executive Offices:

Item 2.	(a).	Names of Person Filing:

	(b).	Address of Principal Business Office:

	(c).	Citizenship:

	(d).	Title of Class of Securities:

	(e).	CUSIP Number:

Item 3.		Not Applicable.

Item 4.		Ownership.

The information in items 1 and 5 through 11 on the cover pages (page 2) on Schedule 13G is hereby incorporated by reference.

Item 5.		Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another
Person:

Item 7.	Identification and Classification of Subsidiaries Which
Acquired the Security Being Reported on by the Parent Holding Company:

Item 8.	Identification and Classification of Members of the Group:

Item 9.	Notice of Dissolution of Group:

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLAXOSMITHKLINE PLC
By:	/s/
Victoria A. Whyte
Deputy Secretary

Dated: February 11, 2008